Exhibit 21.1

Subsidiaries

1.	Naples Women’s Center, LLC

2.	HLYK Florida, LLC, dba Naples Center for Functional Medicine and dba Cura Health Management

3.	ACO Health Partners LLC

4.	Bridging the Gap Physical Therapy LLC

5.	MEDOFFICEDIRECT L.L.C. dba MedOffice Direct

6.	Aesthetic Enhancements Unlimited, LLC, d.b.a. Aesthetic Treatment Centers